Exhibit 21.1

Subsidiaries of Registrant

Chimera Securities Holdings LLC, Delaware limited liability company.
Chimera Asset Holding LLC, Delaware limited liability company.
Chimera Holding, LLC, Delaware limited liability company.
Chimera Special Holding LLC, Delaware limited liability company (a wholly owned subsidiary of Chimera Asset Holding LLC)
CIM Trading Company LLC, Delaware limited liability company
Chimera Funding TRS LLC, Delaware limited liability company